U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of January 2003.
Total number of pages: 9.
The exhibit index is located on page 2.

NOMURA HOLDINGS, INC.
(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome
Chuo-ku, Tokyo 103-8645
Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form
20-F  ☒  Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐   No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-

Information furnished on this form:

EXHIBIT

Exhibit Number	Page Number

1. [Summary of New Year’s Greeting by President & CEO Junichi Ujiie]	4

2. [Announcement of Third-Quarter Financial Information]	5

3. [English Translation of Report on Corporate Stock Repurchase]	6

4. [Notice of Stock Repurchase from the Market]	9

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: January 9, 2003	By:	/s/ Masanori Itatani
Masanori Itatani Director

NOMURA HOLDINGS, INC.

Tokyo, 06 January 2003

Summary of New Year’s Greeting by President & CEO Junichi Ujiie

Happy New Year!

If I were to narrow down this year’s focus to a single word it would have to be “revival.” When one considers Japanese economic revival, concerns over the stability of the banking system and the disposal of non-performing loans represent only one side of the coin. The other side is characterized by industries and corporations burdened with excessive debts and problems concerning the disposal of non-performing assets. Lengthy delays in dealing with these problems have forced banks to take large risks. This stems partly from the fact that the traditional Japanese financial system, for which the government has essentially provided guarantees, be they implicit or explicit, is no longer able to shoulder the burden. It is now clear to everyone that the financial system must be swiftly restructured so that a balance is achieved between direct and indirect financing.

The world economy is becoming increasingly global, moving in a seamless fashion at lower cost owing to deregulation and the rapid dissemination of IT. Japan’s industry, corporations and financial system must make dramatic efforts aimed at revival. In view of Japan’s current position, cash and capital, the lifeblood of revival, can be financed through either taxpayers’ money or by shifting post office savings and bank deposits to the capital markets. However, it is doubtful taxes could finance everything, but it is clear the greater the role played by a free market the smaller the distortion to industrial structures and the lesser the burden on taxpayers.

As such, our involvement this year in the capital and stock markets will be greater than ever before. Our basic and dynamic approach will hold the key to this year’s success. If we do not act to bring about this revival, the world will likely pity Japan believing it is about to experience another lost decade.

As in previous years, in 2003 global economic interdependence will continue to advance. This year Japan, regarded as the weakest of the world’s three most advanced economies, will undertake to extricate itself from the dangers imposed by long-term stagnation and a deflation spiral. I would like for the Nomura Group to work with united purpose towards contributing to this end.

                                                                                                              Ends

Tokyo, 07 January 2003

Announcement of Third-Quarter Financial Information

Nomura Holdings, Inc. plans to announce at 1500 JST on January 30 its financial information for the third-quarter of the year ended March 31, 2003. The financial information and presentation materials will be available on our Web page (www.nomura.com) twelve hours after the announcement.

A real-time broadcast (audio only) of the telephone conference is scheduled to be delivered on our Web page (www.nomura.com).

Schedule for telephone conference: January 31, 2003 2200 (JST)
                                                                                              0800 (New York time)
                                                                                              1300 (UK time)

                                                                                                          Ends

For further information please contact:

Name	Company	Telephone

Toshiyasu Iiyama	Nomura Securities Co., Ltd	81-3-3278-0591
Ryugo Matsuo	Corporate Communications Dept.,
Nomura Group Headquarters

Notes to editors:

The Nomura Group

Nomura Group, with its core businesses of the securities and related businesses, is dedicated to providing a broad range of financial services for individual, institutional, corporate and government customers. We offer a diverse line of competitive products and value-added financial and advisory services through the 128 domestic branch offices of Nomura Securities Co., Ltd. and our overseas network that combines offices in 28 countries. Our business activities include investment consultation services for domestic retail investors, securities brokerage services, securities underwriting for domestic and foreign governments and corporations, mergers and acquisition and financial advisory services, merchant banking, and asset management for investment trusts and pension funds.

(English Translation)

Report on Corporate Stock Repurchase
(report pursuant to Article 24-6, paragraph 1 of Securities and Exchange Law)

Director General of Kanto Finance Bureau

January 9, 2003

Nomura Holdings, Inc.
President & CEO Junichi Ujiie

Address of Principal Office: 9-1, Nihonbashi 1-chome, Chuo-ku, Tokyo, JAPAN
TEL: 81-3-5255-1000
Contact Person: Nomura Holdings, Inc.
                   General Manager of General Affairs Dept. Katsuo Tsunematsu

Address of Nearest Contact: Same as the above
TEL: Same as the above
Contact Person: Same as the above

Locations where Copies of Report of Corporate Stock Repurchase are Available for Public Inspection

Name	Address
Tokyo Stock Exchange, Inc.	2-1, Kabutocho, Nihonbashi, Chuo-ku, Tokyo
Osaka Securities Exchange Co., Ltd.	1-6-10, Kitahama, Chuo-ku, Osaka
Nagoya Stock Exchange Co., Ltd.	3-3-17, Sakae, Naka-ku, Nagoya
Osaka Branch of Nomura Securities Co., Ltd.	2-5-4, Kitahama, Chuo-ku, Osaka
Nagoya Branch of Nomura Securities Co., Ltd.	2-19-22, Nishiki, Naka-ku, Nagoya
Yokohama Branch of Nomura Securities Co., Ltd.	4-52, Onoecho, Naka-ku, Yokohama
Kobe Branch of Nomura Securities Co., Ltd.	1-5-32, Sannomiyacho, Chuo-ku, Kobe
Chiba Branch of Nomura Securities Co., Ltd.	1-14-13, Fujimi, Cho-ku, Chiba

(Note) Although the Securities and Exchange Law does not require us to keep the report for public inspection at Osaka, Nagoya, Yokohama and Kobe Branches of Nomura Securities Co., Ltd., we will do so for investors’ convenience.

(English Translation)

Class of Shares                                         Common Stock

1.    State of Corporate Stock Repurchase

(1)  State o]f Repurchase in accordance with the Resolution at Annual General Meeting of Shareholders (“AGM”)

as of December 31, 2002

Section	Number of Shares		Total Value of Shares	Remarks
Resolution at AGM (Resolution on June 26, 2002)	100,000,000 shares		250,000,000,000 yen	(Note)
Stock repurchase during this reporting month	Dec. 3	1,072,000 shares	1,602,864,000 yen
(Date of Stock Repurchase)	Dec. 4	1,300,000 shares	1,895,296,000 yen
	Dec. 5	41,000 shares	59,449,000 yen
	Dec. 9	500,000 shares	702,248,000 yen
	Dec. 10	1,226,000 shares	1,669,943,000 yen
	Dec. 11	800,000 shares	1,089,600,000 yen
	Dec. 13	1,738,000 shares	2,330,870,000 yen
	Dec. 17	200,000 shares	268,900,000 yen
	Dec. 18	1,300,000 shares	1,726,717,000 yen
	Dec. 19	826,000 shares	1,087,241,000 yen
	Dec. 20	1,016,000 shares	1,352,813,000 yen
	Total	10,019,000 shares	13,785,941,000 yen
Aggregate number of shares repurchased as of the end of this reporting month	17,019,000 shares		22,916,904,000 yen
Progress with stock repurchase	17.0%		9.2%

(Note) The ratio of (i) the total number of shares for authorized for repurchase at the annual general meeting of shareholders pursuant to Article 210, paragraph 1 under the Commercial Code divided by (ii) the total number of outstanding shares as of the date of closing of the annual general meeting of shareholders is 5.1%.

(2)  Repurchase from Subsidiaries

Not applicable.

(3)  Repurchase for Retirement of Shares by Valuation Allowance

Not applicable.

(English Translation)

2.    Disposition of Shares Repurchased

Not applicable.

3.    State of Possession of Shares Repurchased

as of December 31, 2002

Section	Number of Shares	Remarks
Total number of outstanding shares	1,965,919,860 shares
Number of shares repurchased and currently possessed	17,019,000 shares
Number of shares repurchased and currently possessed for retirement of shares by valuation allowance	—

(End)

January 9, 2003

Notice of Stock Repurchase from the Market

Nomura Holdings, Inc. (NHI) reports on the results of the corporate stock repurchase during the third quarter of the fiscal year ended March 31, 2003, pursuant to Section 204.33 of the NYSE Listed Company Manual. The details are as follows:

1. Type of shares:	NHI common stock
2. Purchase period:	October 1, 2002 through December 31, 2002
3. Number of shares repurchased:	17,019,000 shares
4. Aggregate purchase amount:	JPY 22,916,904,000
5. Method of repurchase:	Purchase at Tokyo Stock Exchange
5. Aggregate disposal amount:	None

Reference:
Details of the stock repurchase program authorized at the 98th Annual General Meeting of Shareholders held on June 26, 2002

1. Type of shares:	NHI common stock
2. Total number of shares authorized for repurchase:	Up to 100,000,000 shares
3. Total value of shares authorized for repurchase:	Up to ¥250 billion